Exhibit 19

FARMERS & MERCHANTS BANCORP

INSIDER TRADING POLICY

Updated: February 11, 2025

This policy applies to all employees, officers and directors of Farmers & Merchants Bancorp (the “Company”) and its subsidiary Farmers & Merchants Bank of Central California (the "Bank"). The Company may also determine that other persons should be subject to this policy, such as contractors or consultants who have access to material, non-public information. This policy also applies to family members, other members of a person’s household and entities controlled by a person covered by this policy, as described below.

Questions regarding this policy should be directed to the Chief Financial Officer (“CFO”) of the Company, or, in his/her absence, the Chief Executive Officer (“CEO”) or Shareholder Relations Officer.

Transactions While in Possession of Material, Non-Public Information

No director, officer or other employee (each, an "Employee") of the Company or the Bank, while in the possession of material, non-public information about the Company, may, directly, or indirectly through family members or other persons or entities:

•	buy or sell securities of the Company other than through a plan that complies with Rule 10b5-1 and has been reviewed with the CEO and CFO of the Company; or

•	engage in any other action to take personal advantage of that information; or

•	recommend the purchase or sale of any Company securities; or

•	disclose that information to any persons within the Company (including other Employees), other than those whose jobs require them to have that information, or outside the Company to other persons; or

•	assist anyone engaged in the above activities.

The Company is also prohibited from trading at any time in Company securities on the basis of material, non-public information, consistent with applicable law.

Material Information is any information that a reasonable investor would consider important in making a decision to buy, hold or sell the Company's stock.  In short, any information (whether positive or negative) that could reasonably be expected to affect the price of the Company's securities should be considered "material." There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances and is often evaluated by enforcement authorities with the benefit of hindsight.  Information of this nature will normally require disclosure through an SEC filing when the time is appropriate.  While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

Exhibit 19
•	Unannounced quarterly or annual financial results;
•	Projections of future earnings or losses;
•	A pending or proposed merger, acquisition or tender offer;
•	A pending or proposed acquisition or disposition of a significant asset;
•	A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
•	The establishment or modification of a repurchase program for Company securities;
•	A significant change in management;
•	Pending or threatened significant litigation, or the resolution of such litigation;
•	A significant cybersecurity risk or incident impacting the Company’s operations; or
•	The imposition of an event-specific restriction on trading in Company securities (discussed below) or the extension or termination of such restriction.

If any Employee has questions regarding whether information they are in possession of may be material, the CFO or CEO should be consulted.

Public Information is information that has been announced in such a manner as to provide broad, non-exclusionary public access and the investing public has had the opportunity to fully absorb the information.  In general, only information which has been publicly disclosed through a filing with the SEC or a broadly disseminated press release should be considered publicly disclosed.  By contrast, information would likely not be considered broadly disseminated if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers and institutional investors.  Once information is broadly disseminated, it is still necessary to provide the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the investing public until the close of trading on the second trading day after the day on which the information is released (through an SEC filing or press release).

Transactions by Family Members and Entities You Influence or Control.  These insider trading restrictions apply to family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not reside with you but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Company securities).   You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Company securities, and you should treat all such transactions for the purposes of this policy and applicable securities laws as if the transactions were for your own account.  This policy also applies to any entities (such as trusts, partnerships, corporations and investment clubs) that you influence or control, and transactions by these controlled entities should be treated for the purposes of this policy and applicable securities laws as if they were for your own account.

Exhibit 19
Additional Procedures

The Company has established additional procedures in order to assist in the administration of this policy, to facilitate compliance with the laws prohibiting insider trading, and to avoid the appearance of any impropriety. These additional procedures are applicable only to those individuals described below.

Blackout Periods.  No Designated Employee (as defined below) (as well as their family members and controlled entities described above) may engage in a transaction in a security of the Company (regardless of whether he or she is aware of material, non-public information regarding the Company) during a Blackout Period (as defined below).

"Designated Employees" include:

•	all directors of the Company and/or Bank;

•
all Section 16 Officers (defined as any officer described in SEC Rule 16a-1(f) under the Exchange Act, including the Company’s President and CEO, CFO, and any Executive Vice President in charge of a principal business unit, division or function); and

•	all such other key employees who may be designated in writing by the Company’s CEO and CFO from time to time (and which designation shall continue until terminated in writing by the Company’s CFO).

The term “Blackout Period" means:

•
the period starting ten (10) business days before the last day of the last month of each fiscal quarter and ending on the close of trading on the second trading day after earnings for that quarter have been publicly disclosed; and

•
other periods of significant corporate activity designated from time to time by the Company (an "Event-Specific Blackout Period").  These significant corporate activities could include a merger transaction, a significant cybersecurity incident, a regulatory action or some other event that has the potential of having a material impact on the Company.  The CEO or CFO will specifically notify each Designated Employee if an Event-Specific Blackout Period is imposed.

A hardship exception to the restriction on transactions during a Blackout Period may be granted by the CEO and CFO, but only if they conclude that the Company's earnings information for such quarter does not constitute material, non-public information.  A hardship exception will not be granted during an Event-Specific Blackout Period.

Remember that trading is always prohibited if you have material, non-public information, even if the trading is during an “open window” period or you have not been designated as subject to an Event-Specific Blackout Period.

Exhibit 19
Additional Procedures Applicable to Directors and Section 16 Officers – Pre-Clearance Procedures. Section 16 Officers and members of the Board of Directors of the Company and the Bank (as well as their family members and controlled entities described above) may not engage in any transaction in Company securities without first obtaining pre-clearance of the transaction from the CEO and CFO. A request for pre-clearance should be submitted to the CEO and CFO at least three (3) business days in advance of the proposed transaction.  When a request for pre-clearance is made, the requestor should summarize the details of the proposed transaction and confirm that he or she is not aware of any material, non-public information concerning the Company. All trades that are pre-cleared must be effected within ten (10) business days of receipt of the pre-clearance, unless a specific exception has been granted by the CEO and CFO.  A pre-cleared trade (or any portion of a pre-cleared trade) that has not been effected within this ten (10) business day period must be pre-cleared again prior to execution.  The CEO and CFO is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company securities and should not inform any other person of the restriction. Section 16 Officers and members of the Board of Directors of the Company and the Bank are required to notify the CEO and CFO promptly upon completion of the pre-cleared transaction so that a Form 4 may be timely prepared and filed with the SEC by the Company on behalf of such Section 16 reporting person; however, the completion, contents and filing of any Section 16 filing is the sole responsibility of each Section 16 reporting person.  Members of the Board of Directors of the Company and the Bank and Section 16 Officers must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Exchange Act.

Consequences of Violations

The purchase or sale of securities while aware of material, non-public information, or the disclosure of material, non-public information to others who then trade in the Company’s securities, is prohibited by federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities as well as the laws of foreign jurisdictions. Punishment for insider trading violations is severe and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.  Tipping can result in the same civil and criminal penalties as insider trading, even if the individual who “tipped” did not trade or benefit personally from another’s trading.  A violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

In addition, your failure to comply with this policy may subject you to Company-imposed discipline, including termination of your employment, whether or not your failure to comply results in a violation of law.